DREYFUS TAX MANAGED BALANCED FUND
STATEMENT OF INVESTMENTS
November 30, 2005 (Unaudited)

Common Stocks--26.8%	Shares	Value ($)
Banking--1.4%		
Bank of America	500	22,945
HSBC Holdings, ADR	300	23,982
		46,927
Commercial & Professional Services--.6%		
McGraw-Hill Cos.	400	**21,220**
Consumer Staples--7.4%		
Altria Group	700	50,953
Coca-Cola	700	29,883
Estee Lauder Cos., Cl. A	300	9,903
Nestle, ADR	300	22,247
PepsiCo	400	23,680
Procter & Gamble	600	34,314
Sysco	300	9,696
Wal-Mart Stores	500	24,280
Walgreen	500	22,840
Whole Foods Market	100	14,728
		242,524
Energy--5.3%		
Amerada Hess	100	12,252
BP, ADR	400	26,336
Chevron	500	28,655
ConocoPhillips	500	30,255
Exxon Mobil	800	46,424
Occidental Petroleum	150	11,895
Total, ADR	150	18,704
		174,521
Financial--2.6%		
American Express	300	15,426
Citigroup	800	38,840
JPMorgan Chase & Co.	500	19,125
Merrill Lynch & Co.	200	13,284
		86,675
Health Care--2.5%		
Abbott Laboratories	500	18,855
Eli Lilly & Co.	400	20,200
Johnson & Johnson	500	30,875
UnitedHealth Group	200	11,972
		81,902
Industrial--1.8%		
Emerson Electric	200	15,122
General Electric	1,200	42,864
		57,986
Information Technology--2.5%		
Automatic Data Processing	300	14,100
Intel	1,500	40,020
Microsoft	1,000	27,710
		81,830
Investment Managers--.5%		
Ameriprise Financial	400	**16,820**
Materials--.3%		
Praxair	200	**10,400**
Multimedia--.5%		
News, Cl. A	1,000	**14,810**
Retail Trade--.4%		
Home Depot	300	**12,534**
Retail Trade-Department Stores--.5%		
Target	300	**16,053**
Transportation--.5%		
United Parcel Service, Cl. B	200	**15,580**
Total Common Stocks		
(cost $860,274)		**879,782**

Long-Term Municipal Investments--52.9%	Principal Amount ($)	Value ($)
California--9.3%		
California Statewide Communities Development Authority, Revenue (Daughters of Charity Health System) 5.25%, 7/1/2035	100,000	101,508
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds 5%, 6/1/2045	100,000	99,658
Sweetwater Union High School District Public Financing Authority, Special Tax Revenue 5%, 9/1/2027 (Insured; FSA)	100,000	103,307
Connecticut--3.2%		
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue) 5%, 7/1/2035	100,000	104,449
Hawaii--3.2%		
Kauai County, GO 5%, 8/1/2029 (Insured; FGIC)	100,000	103,681
Kansas--3.2%		
Butler County Unified School District Number 490, GO Improvement 5%, 9/1/2029 (Insured; FSA)	100,000	103,945
Kentucky--3.2%		
Kentucky Economic Development Finance Authority, MFHR (Christian Care Communities Projects) 5.25%, 11/20/2025 (Collateralized; GNMA)	100,000a	105,644
Michigan--3.1%		
Michigan Hospital Finance Authority, HR (Sparrow Obligated Group) 5%, 11/15/2036 (Insured; MBIA)	100,000	102,398
Minnesota--3.1%		
Chaska, Electric Revenue (Generating Facilities) 5%, 10/1/2030	100,000	101,547
Nebraska--3.1%		
Lincoln, Electric System Revenue 5%, 9/1/2029	100,000	103,625
Nevada--3.1%		
Clark County, Airport System Revenue 5%, 7/1/2040 (Insured; AMBAC)	100,000	101,865

New York--6.0%

New York State Dormitory Authority,		
Mental Health Services Facilities		
Improvement Revenue		
5%, 2/15/2030 (Insured; AMBAC)	100,000	103,386
Westchester Tobacco Asset Securitization Corp.,		
Tobacco Settlement Asset-Backed		
5.125%, 6/1/2045	100,000	93,449

North Carolina--3.0%

Charlotte-Mecklenburg Hospital Authority,		
Health Care Revenue		
5%, 1/15/2045	100,000a	99,823

South Carolina--3.1%

South Carolina Transportation Infrastructure Bank,		
Revenue 5%, 10/1/2033 (Insured; AMBAC)	100,000	103,201

Texas--6.3%

North Harris County Regional Water Authority,		
Senior Lien Revenue		
5%, 12/15/2032 (Insured; MBIA)	100,000	102,669
Trinity River Authority, Regional Wastewater		
System Revenue		
5%, 8/1/2029 (Insured; MBIA)	100,000	103,206

Total Long-Term Municipal Investments		
(cost $1,739,056)		**1,737,361**

Short-Term Municipal Investments--24.3%

Massachusetts--3.1%

Massachusetts Health and Educational Facilities Authority,		
Revenue (Partners HealthCare System Issue)		
2.96%	100,000b	100,000

Michigan--6.1%

Michigan Strategic Fund, LOR		
(Detroit Symphony Orchestra Project)		
3% (LOC; ABN-AMRO)	100,000b	100,000
University of Michigan Regents, Medical Service Plan Revenue		
3.01%	100,000b	100,000

North Carolina--3.1%

North Carolina Medical Care Commission, HR		
(Pooled Financing Project)		
2.97% (LOC; Wachovia Bank)	100,000b	100,000

Oklahoma--3.0%

Oklahoma Industries Authority, Revenue		
(Obligated Group consisting of INTEGRIS		
Baptist Medical Center, Inc., INTEGRIS		
South Oklahoma City Hospital Corp.		
and INTEGRIS Rural Health, Inc.)		
3% (Insured; MBIA and Liquidity Facility;		
JPMorgan Chase Bank)	100,000b	100,000

Pennsylvania--3.0%

Geisinger Authority, Health System Revenue		
(Geisinger Health System)		
3% (Liquidity Facility; Wachovia Bank)	100,000b	100,000

South Dakota--3.0%

Lawrence County, PCR (Homestake Mining Co.		
of California Project)		
2.97% (LOC; JPMorgan Chase Bank)	100,000b	100,000

Texas--3.0%

Harris County Health Facilities Development Corp., Revenue		
(Young Men's Christian Association of the Greater		
Houston Area)		
3% (LOC; Bank One)	100,000b	100,000

Total Short-Term Municipal Investments		
(cost $800,000)		**800,000**
Total Investments (cost $3,399,330)	**104.0%**	**3,417,143**
Liabilities, Less Cash and Receivables	**(4.0%)**	**(131,762)**
Net Assets	**100.0%**	**3,285,381**

ADR - American Depository Receipts
[a] *Purchased on a delayed delivery basis.*
[b] *Securities payable on demand. Variable interest rate--subject to periodic change.*